Filed by RightCHOICE Managed Care, Inc.
       Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company:  RightCHOICE Managed Care, Inc.
                               Commission File No. 333-34750


The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the reorganization of RightCHOICE Managed Care, Inc., a Missouri corporation, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Careful consideration should be given to risk factors included in RightCHOICE's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in "ITEM 1. BUSINESS" of RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 1999.

May 1, 2000 Presentation to CS First Boston by Sandra A. Van Trease,
SrEVP, COO, CFO - RightCHOICE Managed Care, Inc.
1831 Chestnut Street
St. Louis, MO  63103-2275


Slide 1
Alliance Blue Cross & Blue Shield; RightCHOICE logos
NYSE:  RIT
CS First Boston  May 1, 2000


Slide 2 - Who We Are: RightCHOICE

Key points bulleted:
- Regional leader with national presence
- Largest managed care company in Missouri with 2.3 million members
- Highest brand recognition


Slide 3 - Who We Are: RightCHOICE
Graphic illustration map of the United States:

- We do business as ABCBS in our Missouri service area
- HealthLink network rental in MO and 6 other states
- PPO Blue Card in 48 states


Slide 4 - Who We Are:  "Blue" Advantage

Key points bulleted:
- Leading Nationally
- Highest collective enrollment since 1987
- 1 in 4 Americans are "Blue"  (cross and shield logo)
- 1/2 of all Federal employees
- 613,980 physicians and 5,903 hospitals in 48 states
- BlueCard access to National Network



Slide 5 - Who We Are: Diversified Portfolio

Graphic illustration of pie chart:
Underwritten Business as of 12/31/99
Underwritten membership:
PPO/POS - 60%
HMO - 28%
MedSupp - 10%
Other  - 2%


Slide 6 - Who We Are: Fast-Growing Self-Insured HealthLink
Business

Graph representing membership growth from December 1997 of 1.1 million through December 1999 of 1.5 million



Slide 7 - Who We Are: A Strong Financial Performer
(Graph [Y-axis]depicting revenues in millions and EPS [X-axis] from 1997 through 1999)


Slide 8 - Who We Are: A Strong Financial Performer
Graph depicting EBITDA from 1997 ($3.3M), 1998 $33.0M, and 1999
$50.0M


Slide 9 - Who We Are: A Strong Financial Performer
(Graph depicting MLR and G&A ratios for 1997, 1998 and 1999)
1997 MLR=84.8%
1997 G&A=22.7%
1998 MLR=83.5%
1998 G&A=20.8%
1999 MLR=82.2%
1999 G&A=20.0%


Slide 10 - Who We Are: A Strong Margin Performer
(Graph depicting Medical Margin PMPM and G&A PMPM for 1997, 1998 and 1999)
1997 Medical Margin PMPM=$16.67
1997 G&A PMPM=$8.64
1998 Medical Margin PMPM=$19.90
1998 G&A PMPM =$8.09
1999 Medical Margin PMPM=$23.68
1999 G&A PMPM=$7.92



Slide 11 -Strong Regional Commercial Market Share
(Bar graph comparing market share among competitors)
RIT/HL*= 26.2%
UHC= 15.3%
CVTY= 4.2%
AETNA=1.1%
CIGNA=1.0%

Sources:  January 2000 St. Louis Business Journal (membership)
1997 non-medicare, non-medicaid population for the entire state of Missouri
*RIT membership excluding non-Missouri HealthLink membership


Slide 12 - Leadership:  Brand Image - Leading Locally
(Graph comparing "Key Attributes" Financially Strong, Best docs and hospitals, Accepted Nationally - See Notes below)

RIT  UHC  GHP
(Brand Image Index)
Financially strong  48   34   23
Best docs           42   33   20
and hospitals
Accepted nationally 51   30   17
SOURCE:  1999 Blue Cross Blue Shield Association Consumer Brand
Image Study pg. 21

Slide 13 - Leadership:  More Client Choice Through "Blue" Branded
Product Portfolio (graph depicts flow chart)
Product Portfolio:  HMO -> Open Access -> PPO
HMO = Coordinator of Care Model
HMO -> Open Access = Coordinator of Care POS
Open Access -> PPO = Hybrid PPO/POS
PPO = Standard PPO

Slide 14 - Standards of Quality
(graphics depict URAC and NCQA organization logos/seals)

Alliance/HealthLink PPO and BlueCHOICE HMO have received accreditation's from the Health Network and UM Standards as well as the NCQA for Managed Care Organizations.


Slide 15 - Leadership:  Quality Service
Key Points Bulleted:
- BlueCard service index = 97 out of 100
- Phenomenal turnaround time on sales proposals
- Customer service calls up to 50% and abandoned calls lowered to less than 2%


Slide 16 - Leadership:  Healthcare Management RightStepsr
Key points bulleted:
- Study revealed:
- 55 low-birth weight deliveries averted
- $2 million medical cost saved
- Healthier mothers and babies

SOURCE:
- RIT News release from January 2000 - cites internally funded study based on Missouri Department of Health data


Slide 17 Leadership:  Physician Group Partners Programr
Key points bulleted:
- 573 Primary Care Physicians; 41% of HMO network
- Medical trend is 50% lower than non-PGPP participants
- Specialist Model in 2000

SOURCE:  January RIT Board report and Q4 statistics sheet


Slide 18 - Opportunity:  Low Managed Care Penetration Statewide
Graphic map depicting state of Missouri by county detailing the following enrollment percentages:
0-14.9% enrollment 72 counties
15-29.9% enrollment 34 counties
30-44.9% enrollment 9 counties
SOURCE:  Missouri Department of Health

Slide 19 - Opportunity:  Market Share Competition
Key points bulleted:
- Six Managed Care Organizations will exit St. Louis market in
2000
- Top 2 PSOs running multi-million dollar deficits
- Health marketing coalitions are fragmenting

SOURCE:
St. Louis Business Journal 11/29/99, 9/27/99, 1/17/00, Modern
Healthcare 1/10/00


Slide 20 - Opportunity:  Improved Service Factors Add Value
(graphic depicts contributing RIT attributes to Superior Client
Service.  Attributes shown are: Improved Technologies, Reduced
Complexity, Standardization, and Improved Communication)

Slide 21 - Opportunity:  Cost Savings
Key points bulleted:
- St. Louis has room for improvement relative to peer markets:
- per capita hospital costs
- general service cost
- utilization of procedures
- inpatient days/1,000
- available beds/1,000

SOURCE:
- St. Louis Health Care - a regional comparison/hospital performance; St. Louis Area Business Health Coalition, 12/99


Slide 22 - Opportunity:  Physician Relationships
Key points bulleted:
- Reduce pre-certification requirements
- new surgical reimbursement procedure model
- Example:  Skin Lesion "in Hospital" expense range of $250 -
$1,000 vs. "in Office" expense range of $100 - $175


Slide 23 - Opportunity:  Settlement & Reorganization
Key points bulleted:
- Parent company settled with State regulators
- RightCHOICE merges with parent company . . . RightCHOICE surviving company
- Orderly divestiture of 15 million shares should improve float
- Transaction expected to be accretive


Slide 24 - Goals:  In 2000
Key points bulleted:
- Business objectives
- Complete reorganization
- Underwritten enrollment growth of 3-5%
- "Superior" customer satisfaction scores
- "Commendable"  NCQA accreditation


Slide 25 - Goals:  Financial Objectives
Key points bulleted
- Average premium growth 9-10%
 -Medical cost trend 7.9%
- Medical cost ratio low 80s
- G&A expense ratio near 20%


Slide 26 - Goals:  "3 Take-Aways"
Key points bulleted:
- Regional leader with national presence
- Strong financial and operational performance
- Compelling opportunity for growth and enhanced profitability


Slide 27:
Alliance Blue Cross & Blue Shield; RightCHOICE logos
NYSE:  RIT
CS First Boston  May 1, 2000

Slide 28:

RightCHOICE Managed Care, Inc., a Delaware corporation, referred to above as new RightCHOICE, together with RightCHOICE Managed Care, Inc., a Missouri corporation, referred to above as RightCHOICE, filed with the Securities and Exchange Commission a preliminary proxy statement/prospectus regarding the proposed settlement and reorganization transaction described above. In addition, new RightCHOICE and RightCHOICE will prepare and file with the SEC a definitive proxy statement/prospectus and other documents regarding the proposed settlement and reorganization transaction. You are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive proxy statement/prospectus will be sent to shareholders of RightCHOICE seeking their approval of the proposed settlement and reorganization transaction. You may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by new RightCHOICE (as well as by RightCHOICE) with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free by RightCHOICE shareholders by directing a request to: RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103,
Attn: Investor Relations, telephone number (314) 923-4831; e-mail: investors@abcbs.com.